United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 or
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#065-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F   ☑     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   ☐   No   ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer
Date:	September 7, 2004

CORPORATE RELEASE

STATS CHIPPAC LTD. ANNOUNCES TENDER OFFER AND
CONSENT SOLICITATION BY CHIPPAC INTERNATIONAL
COMPANY LIMITED FOR ANY AND ALL OF THE 12 3/4%
SENIOR SUBORDINATED
NOTES DUE 2009 ISSUED BY CHIPPAC INTERNATIONAL
COMPANY LIMITED

     Singapore and United States — September 7, 2004 — STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly) announced today that its indirect wholly owned subsidiary ChipPAC International Company Limited (“ChipPAC International”) had on September 3, 2004 commenced a cash tender offer relating to any and all of ChipPAC International’s outstanding $165,000,000 aggregate principal amount of 12 3/4% Senior Subordinated Notes due 2009 (CUSIP Nos. 169659 AC3 and 169659 AB5) (the “Notes”).

     In conjunction with the tender offer, ChipPAC International is also soliciting consents to adopt proposed amendments to the indenture under which the Notes were issued that would eliminate substantially all restrictive covenants and certain event of default provisions. The tender offer and consent solicitation are being made upon the terms and subject to conditions set forth in ChipPAC International’s Offer to Purchase and Consent Solicitation Statement dated September 3, 2004.

     The tender offer will expire at 5:00 p.m., New York City time, on Monday, October 4, 2004, unless extended (the “Expiration Date”). The total consideration for each $1,000 principal amount of Notes tendered on or prior to 11:59 p.m., New York City time, on Friday, September 17, 2004 (the “Consent Date”) and accepted for payment pursuant to the tender offer will be $1,063.75. The total consideration will be the sum of a purchase price of $1,053.75 for each $1,000 principal amount of Notes tendered and accepted for payment pursuant to the tender offer (the “Purchase Price”) and a consent payment (the “Consent Payment”) of $10.00 for each $1,000 principal amount of Notes validly tendered and not withdrawn. Holders whose valid tenders are received after the Consent Date, but prior to the Expiration Date, will receive only the Purchase Price. All payments will include accrued and unpaid interest on the principal amount tendered to, but not including, the payment date. The current redemption price for the Notes is $1,063.75 for each $1,000 principal amount of Notes, plus accrued and unpaid interest. Holders may withdraw their Notes before the Consent Date, but may not withdraw their Notes thereafter.

     ChipPAC International intends to finance the tender offer with all or a portion of the net proceeds from new senior notes to be issued by STATS ChipPAC. In addition, ChipPAC International presently intends to redeem any Notes not validly tendered in the tender offer, under the terms of the indenture.

     The new notes will be issued in a private offering pursuant to Rule 144A and to persons outside the United States under Regulation S under the Securities Act of 1933 and governed by the terms of an indenture. The terms of the new notes will be determined by market conditions and other factors at the time the new notes are offered for sale by STATS ChipPAC.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #0517/20 Techpoint, Singapore 569059

Neither this announcement nor the Offer to Purchase constitutes an offer to sell or the solicitation of an offer to buy the new notes.

     ChipPAC International’s obligation to accept for purchase and to pay for the Notes validly tendered in the tender offer is conditioned on, among other things, the receipt of the consent of a sufficient number of holders to amend the indenture, which is described in more detail in the Offer to Purchase and Consent Solicitation Statement. Holders of Notes who validly tender and do not validly withdraw their Notes on or prior to the Consent Date are expected to receive payment for such Notes on a date promptly following the expiration of the tender offer.

     As a result of the merger of ST Assembly Test Services Ltd, a Singapore public company limited by shares, and ChipPAC, Inc., a Delaware corporation, ChipPAC International is obligated to make a change of control offer which is also contained in the Offer to Purchase. Accordingly, ChipPAC International is also offering to pay each holder who validly tenders its Notes in the change of control offer on or prior to October 4, 2004 at 5:00 p.m. an amount in cash equal to the Change of Control Payment (i.e., $1,010.00 per $1,000 principal amount). Holders who validly tender their Notes in the change of control offer are not entitled to receive the Purchase Price or the Consent Payment. If the tender offer is consummated, holders who validly tender their Notes in the tender offer will receive higher consideration per $1,000 principal amount of Notes than holders who validly tender their Notes in the change of control offer.

     This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and Consent Solicitation Statement and related Letter of Transmittal and Consent.

     ChipPAC International has retained Deutsche Bank Securities Inc. to serve as Dealer Manager and Solicitation Agent for the tender offer and consent solicitation and has retained Global Bondholder Services Corporation to serve as Information Agent in the tender offer, consent solicitation and change of control offer. Requests for documents may be directed to Global Bondholder Services Corporation, by telephone at (866) 873-6300 (toll free). Questions regarding the tender offer and consent solicitation should be directed to Deutsche Bank Securities Inc. at (800) 553-2826 (toll free) or (212) 250-4270 (collect).

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     About STATS ChipPAC Ltd. (STATS ChipPAC)

     STATS ChipPAC Ltd (“STATS ChipPAC” — NNM: STTS and SGX: ST Assembly), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions of fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, Korea, China, Malaysia, Taiwan and the United States, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are located in the Netherlands, China, Singapore, Japan, Taiwan, Korea, Malaysia and the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

     Certain statements in this press release including statements regarding ChipPAC International’s present intention to finance the tender offer with all or a portion of the net proceeds from new notes to be issued by STATS ChipPAC are forward-looking statements that involve a number of risks and uncertainties. Among the risks and uncertainties that could cause actual results to differ materially is a risk that the capital markets may not support an offer of the new notes on terms acceptable to STATS ChipPAC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

     This announcement does not constitute an offer of STATS ChipPAC for sale or subscription, or a solicitation of offers to purchase or subscribe for securities, in the United States or any other jurisdiction. Securities may not be sold or subscribed in the United States absent registration or an exemption from registration. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933.

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Singapore Contacts :

Elaine Ang
Manager, Investor Relations / Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : Elaine.Ang@STATSChipPAC.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : Drew.Davies@STATSChipPAC.com	email : Lisa.Lavin@STATSChipPAC.com

The Ruth Group	The Ruth Group
David Pasquale – Executive Vice President	Andrew Rodriguez
Tel : (646) 536 7006	Tel : (646) 536 7032
email : dpasquale@theruthgroup.com	email : arodriguez@theruthgroup.com

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